Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

Additional Information and Where to Find It

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

The management of L-1 Investment Partners participated in meetings with the investment community to discuss the Viisage/Identix merger on Wednesday, March 1, 2006.

Following is the PowerPoint presentation used for these presentations.

A Biometric Identity Security Solutions Leader

Safe Harbor Statement

The statements contained in this presentation, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on Viisage’s current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Examples of such forward looking statements include Viisage’s belief that the merger will be completed, Identix is an excellent fit with Viisage, the merger of Viisage and Identix will strengthen the combined company’s activities, and that the merger will add a base of new customers and expand the scope of the combined company’s products. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others, the following risks: that the merger will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix’ and Viisage’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction, Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Viisage expressly disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of this presentation.

Biometric Industry Investment Thesis

Large, Emerging High-Growth Global Market

No Clear Leader—Industry Highly Fragmented

Target Opportunity Intersects Federal Government, State & Local Government and Commercial Sectors

Strong Standalone Technology Offerings, but Limited Integrated Multi-Dimensional Biometric Solutions

Poor Track Record of Profitability

Market Ripe for Technology Convergence and Industry Consolidation

Assembling the Capabilities

Complete End-to-End Multi-Modal Solution

Registration Authentication/Access Knowledge Discovery Credentialing Screening/Detection Reputation Tracking

Combination Rationale

Creates a Platform to Build the Biometrics Identity Solutions Industry Leader

World Class Technology

Comprehensive Product Suite—True Multi-Modal Solutions Capability

Strong IP Portfolio and Large Proprietary Databases

Significant Installed Base

Substantial Scale and Enhanced Financial Flexibility

Large, High-Growth Addressable Market

Proven Results Oriented Senior Management

Focus on Profitability—Full Year Pro Forma CY 2006E Revenues of Approximately $235 Million and EBITDA of Approximately $43 Million, Including Synergies

ViiSAGE

Complementary Skills

ViiSAGE

Viisage
Advanced Secure Credentialing

Credentialing Products and Services
- Document Authentication Systems
- Integrated Identity Evaluation and Proofing Software and Databases
- Document Production (Passport/License)
- Extensive Installed Base

Biometric Applications
- Face Recognition Systems
- Access Control
- Realtime Surveillance

Identix
Best-of-Breed Biometric Technologies

Biometric Recognition Technologies
- Facial Geometry
- Skin Texture Analysis
- Finger Print Geometry
- Topological Matching Technology

ABIS/AFIS Capability

Imaging Technology
- Fingerprint Capture Systems

Fingerprint Services Business

Integrated Biometric Technology
Fingerprint Capture Systems and Services

Livescan Fingerprint Capture Management Services
- Proprietary Livescan Fingerprint Capture Technology
- Provides Criminal Background Screening Solutions
- Enables Compliance with New Federal Security Regulations

SecuriMetrics
Iris Recognition Leadership

Portable Iris Enrollment Recognition Device (PIER)
- Only Full Function Device Currently Available
- Rapid, Highly Accurate On-Site Identification Tool

Next Generation in Prototype (HIIDE)
- First Hand-Held Multi-Modal ID Device—Iris, Finger, Face
- Highly Attractive to US Military, Intel Community and DHS

Page 5

Market Opportunity

Combined Capabilities Address 88% of the Projected Biometric Market

Biometric Industry Revenue Forecasts $6,000 5,000 4,000 3,000 2,000 1,000 0

‘04-’08 CAGR: Global = 32.5%

US = 28.1%

$561 $249 $1,136 $527 $3,499

$1,419

2002A Revenues 2004A Revenues 2008E Revenues

North America

Global

Percent of Revenue by Segment (2008)

Hand Geometry 4%

Voice Verification 6%

Signature Verification 2%

Eye Scan 10%

AFIS 35%

Non-AFIS

26%

Facial Recognition 17%

Combined Companies

Source: Frost & Sullivan

Key Market Drivers

The Market for Identity Solutions is Poised for Expansion

U.S. Government & International Regulation

Western Hemisphere Travel Initiative

Passport requirement for travel to Canada, Mexico & Caribbean

Intelligence Reform Act

Strengthens Visa & Passport requirements, biometrics in aviation security, document authentication

REAL ID Act

Increasing the standards for state drivers’ licenses & identity proofing Information-sharing initiatives

HSPD-12 FIPS 201

Driving U.S. federal government agencies towards an interoperable, standard government ID credential standard for production starting by 2006

Visa Waiver Program

27 Visa-Waiver countries have ePassports to enter the United States Accelerates the adoption of “smart” documents, biometrics & the use of advanced technologies in border crossing

USA Patriot Act International Standards

Organizations like ICAO & NIST have been driving standards for biometrics, smart cards, ePassport & other advanced technologies

Identity Programs

DoD CAC (Common Access Card)

Program has influenced NIST standards for common federal ID document (HSPD-12) CAC will remain the largest smart-card deployment in the U.S. federal government

US-VISIT

New identity technologies & processes will continue to be tested as program expands

Registered Traveler

New airport driven effort, consortium of 60 Airports, AAAE, service providers & TSA (RITC)

TWIC—Transportation Workers Identification Credential First Responder Credentialing

DHS leading initiative to develop credential for First responders Individual states moving forward as well

AAMVA

OVD & DLA initiatives are gaining traction & will be accelerated by REAL ID

Foreign governments moving to implement programs

Identity solutions—UAE, Oman Biometric National ID in UK by 2008 Border authentication in Australia

Near-Term Revenue Opportunities

Real ID Act $1B

Civil Identification First Responder Credentialing $250–500M

Transportation Worker Identification $250M

Credential (TWIC)

Registered Traveler $200M

HSPD-12/FIPS-201 $500M

Criminal Backgrounds $2B

Hazmat ID, etc.

International IDs $2–5B

Criminal Identification Face Recognition, Information Sharing and Mobile Identification $1–2B

Worldwide Border Management Programs

Border Management U.S. Passports $200M

US-VISIT $500M–1B

Global Initiatives $5–10B

e-passports, e-borders

Financial Institutions $2–5B

Commercial Markets Health Care $1–2B

ViiSAGE

Key Products—Viisage

ViiSAGE

Proofing

Applications

Civil and National ID's
DMV / Passport Record Lookup
Federal Employee IDs
Border Management
Law Enforcement
DHS State and Local
Watchlist Checks
Finance & Consumer Banking
Healthcare Records Access

Viisage Products

- iA-thenticate®
- IdentityEXPLORER™
- PROOF™
- IdentityTOOLS™



Enrollment

Applications

Federal Employee IDs
Criminal Booking
Federal Agencies
DHS State and Local
DMV—Drivers' Licenses

Viisage Products

- SIPS Enrollment
- IdentityTOOLS™
- ISO Image

Credentialing/ Privileging

Applications

DHS State and Local
Federal Employee IDs
Access Management
Inmate & Border Mgt
Smart Cards/RFID
Passports
DoD CAC
DMV—Drivers' Licenses

Viisage Products

- SIPS
- Viisage Nat. ID
- Viisage FIPS Solution

Usage

Applications

DHS State and Local
Federal Employee IDs
National IDs
Access Management
Inmate & Border Mgt
Smart Cards/RFID
Passports
DoD CAC
DMV—Drivers' Licenses

Viisage Products

- FaceFinder™
- FacePASS™
- IdentityTOOLS™
- iA-thenticate®
- PROOF™
- IdentityEXPLORER™



Page 9

Key Products—Identix

Ten-print

Full Hand

4x4 slap

Single finger

Enrollment software

Store & Forward

or

Identix Identification Services (IIS)

Handheld units IBIS routers

Biometric Data Capture Systems

Knowledge Discovery/ Data-Mining Systems

Mobile ID

IBIS

Enabling/ Embedded Technologies

Total Identity Solution

ABIS face ABIS finger

Biometric archive & router systems Workflow biometric record mgmt. systems

Face algorithms Finger algorithms Match on card Core board

Key Products—SecuriMetrics

Portable Iris Enrollment and Recognition Device

The PIER™ is a rugged hand-held device that allows the operator to enroll and identify individuals using the unique patterns and textures of the iris. The PIER™ can store a database of up to 200,000 individuals (both left and right eye) and quickly return the identity of the subject.

Hand-held Interagency Identity Detection Equipment (Prototype)

The world’s first hand-held, multi-modal (Iris, Finger, Face) enrollment and recognition device, the HIIDE™ is under development for the US Department of Defense and other government agencies. The HIIDE™ can enroll and store up to 10,000 full biometric portfolios (2 iris templates, 10 fingerprints and a facial image) and identify a subject in stand-alone mode.

Multi-Modal Biometric System

MMBS simultaneously manages multiple biometric technologies, including: iris recognition, facial recognition, mug shot identification, fingerprints, and smart card validation.

Key Products—IBT

Electronic Fingerprint Capture Station (EFCS) 2100TM

The EFCS uses a Pentium III personal computer to host the

Integrated Biometric Technology fingerprint capture application. The EFCS software manages a live scan tenprinter and provides capture, processing, storage, and transmission of electronic fingerprint records.

Laptop EFCS 2100

The laptop module provides the user with portable live scan fingerprinting. The live scan can be delivered with a hard plastic case, allowing easy transport of the complete system to remote locations for fingerprint capture.

Competitive Landscape

The New Company Has Unique End-to-End Capability

Company Live Scan Full Hand MobileID ABIS/ AFIS Biometric Data-Mining Facial Recognition Credentialing (Pay-by-Click) Iris

Viisage/Identix/ IBT/SecuriMetrics

Cogent

Cognitec

CrossMatch

NEC

Printrak (MOT)

Saflink

Sagem (Safran)

Strong Presence Limited Presence No Presence

Summary

Large, Fast Growing, Global Target Market

Capabilities to Address 88% of the Potential Biometric Market

Only Player with “End-to-End” Product Capabilities

Robust, Flexible Technology Platform

Experienced, Proven Management Team

Substantial Revenue and Cost Synergies

Enhanced Financial Firepower with Strong Recurring Revenue Stream

A Biometric Identity Security Solutions Leader